

News Release
B2Gold Corp. Reports Positive COVID-19 Case at Exploration Camp Near the Fekola Mine, Mali

Vancouver, April 16, 2020 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) ("**B2Gold**" or the "**Company**") announces that an employee at the Fekola exploration camp, located approximately five kilometres from the Fekola mine site, has tested positive for the COVID-19 virus. The Fekola Mine, owned by the Company (80%) and the State of Mali (20%), is located in southwestern Mali on the border between Mali and Senegal, about 210 km south of Kayes and approximately 40 km south of the city of Kéniéba. As the positive case occurred in the exploration camp, some distance from the main Fekola mine site, operations have not been impacted to date and the mine continues to operate at full capacity. B2Gold places the safety and wellbeing of its workforce as the highest priority and continues to monitor public and employee sentiment to ensure that stakeholders are in alignment with the continued operations at its mines.

The employee tested positive for the COVID-19 virus on April 15, 2020, after starting to experience cold-like symptoms on April 12, 2020 and was immediately isolated at the Fekola exploration camp. The individual remains in quarantine at the camp and is being monitored by Company doctors and the local Kéniéba Health Authority. The employee is currently in stable condition with only moderate symptoms.

As a first measure of response, the Company immediately isolated the entire Exploration Group within the Fekola exploration camp and completed contact-tracing for anyone the individual may have come into contact with on site or within the community. All individuals identified by the contact-tracing residing outside of the Fekola exploration camp were also immediately placed into quarantine. In addition, the Fekola exploration camp is being thoroughly cleaned and disinfected, a process which is also being continued at the Fekola mine camp, which to date does not have any positive COVID-19 cases.

Since the declaration of COVID-19 as a worldwide pandemic, the Fekola Mine has proactively implemented measures to contain the spread of the virus at the mine site. These measures include the restricted movement of people and goods (to include restriction of personnel from outside of Mali and prohibiting travel between the capital city (Bamako) and site); increased hygiene and cleanliness; social distancing and remote working; isolation procedures at site in the event of higher risk personnel arriving to site (mandatory quarantine period); working with the surrounding communities and developing contingency plans for potential disruptions including increases of supplies. As part of these contingency plans, the Fekola Mine had commenced a full isolation of all staff on site (to be completed by April 19, 2020) related to operations. This will further improve social distancing measures and continue to protect all stakeholders in the area of Mali where the Company operates. All these measures were put in place in

close consultation with the government, the Fekola mine workers union, the communities near the mine and the employees operating on site.

B2Gold will continue to update its plan and response measures based on the safety and wellbeing of its workforce, the severity of the pandemic in areas where it operates, global response measures, government restrictions and extensive community consultation. The Company is working closely with national and local authorities and will be monitoring each site's situation closely while ensuring the safe operation of its mines.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. B2Gold continues to forecast consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020.

ON BEHALF OF B2GOLD CORP.
"Clive T. Johnson"
President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance; statements regarding activities or achievements of B2Gold including, without limitation: consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental

regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.